ECARX Signs MoU with Arm to advance next-generation high-performance AI computing across industry applications
•MoU establishes framework to explore advanced solution development, including joint R&D and product definition.
•New platforms to be deployed in mobility and cross industry applications
•Building on established longstanding collaboration between ECARX and Arm
LONDON, November 2 2026, ECARX Limited (“ECARX”), a leading global automotive intelligence business, and Arm today announced that they have signed a non-binding Memorandum of Understanding (MoU) to jointly explore and develop next-generation high performance AI computing platforms for mobility, and broader cross-industry applications.
Under the MoU, ECARX and Arm will advance high-level joint co-engineering activities spanning system-level architecture definition, performance optimisation, software enablement, functional safety, toolchain and cybersecurity validation, as well as ecosystem build-out. The partners will also explore tailored configurations optimised for deployment across China and global markets, addressing use-cases within mobility alongside broader cross-industry physical-AI applications.
The combined effort will unlock meaningful advances in performance, power efficiency, and scalable deployment for global customers. Building on their long-standing collaborative relationship, Arm will support ECARX to bring-to-market highly-optimised compute solutions purpose-built to handle demanding physical AI workloads as a leading partner in mobility and diverse cross-industry use cases.
The partnership builds on a history of collaboration, including through SiEngine, a leading automotive semiconductor company that has delivered advanced 7nm SE1000 platform automotive-grade SoCs to global OEMs, with millions of units produced and deployed since mass production began in March 2023. Development of the next generation 5nm SE2000 SoC platform is also underway.
Ziyu Shen, Founder and Chief Executive Officer, ECARX said: “Our long-standing partnership with Arm draws on our track-record of successful joint delivery via SiEngine for global automotive customers. Against the industry shift toward AI-defined vehicles, this new collaboration accelerates our work to bring forward globally ready high performance physical-AI computing platforms. Bringing together Arm’s industry-leading compute architectures and ECARX’s full-stack automotive capabilities, we will build scalable high performance compute for next generation intelligent vehicles, and also explore opportunities for cross-industry deployment. Our teams will now advance joint technical roadmap definition and co-engineering to translate this shared vision into practical solutions for global markets.”
Drew Henry, Executive Vice President, Physical AI, Arm, said: “Physical AI is one of the most complex systems engineering challenges our industry has taken on, requiring compute, software and safety to work together from the ground up. By combining Arm's compute platform with ECARX's proven automotive expertise, we see an opportunity to explore new approaches to high-performance, efficient computing across AI-defined vehicles and other autonomous systems.”
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For more information, please contact:

ECARX Investor Relations: ir@ecarxgroup.com
ECARX Media Relations: communications@ecarxgroup.com
About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.
As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimise long-term cost efficiency. ECARX’s proven technology is deployed across over 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.
Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees. For more information please refer to ECARX Investor Relations website.

Forward-Looking Statements
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